Filed by T-Mobile US, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Sprint Corporation

Commission File No.: 001-04721

A tweet related to the transaction:

G. MICHAEL SIEVERT (Twitter @SievertMike)

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Tweet: We’ve shown that making wireless better for customers is @TMobile’s best biz strategy. And New T-Mobile will never change that winning strategy. It will AMP it. Key info: http://NewTMobile.com [link to The Motley Fool article below]

T-Mobile Has No Big Plans to Increase Prices

By Adam Levy, The Motley Fool, September 17, 2018

The U.S. wireless industry is currently experiencing extremely high customer retention rates. T-Mobile (NASDAQ:TMUS) notably saw significant improvement in customer loyalty last quarter while its competitors took a slight step back. Still, nobody’s struggling to keep customers.

That presents an opportunity for carriers to raise pricing on customers. Indeed, carriers have moved to offer higher-priced premium data plans for customers throughout the year.

But T-Mobile’s management doesn’t think increasing average revenue per user is going to be a meaningful growth driver for T-Mobile. The company has continuously guided for relatively flat ARPU over the last couple years, relying on a few key strategies to grow revenue and margins. That plan is unchanged going forward even with the potential for the merger with Sprint (NYSE:S) to decrease competitive intensity.

Still room to scale

T-Mobile CFO Braxton Carter has repeatedly said the company’s biggest weakness is its scale. With 75.6 million customers, it has around half the scale of either AT&T (NYSE:T) or Verizon (NYSE:VZ). Adding Sprint’s customer base to T-Mobile would immediately bring it up to scale with its two larger competitors.

But T-Mobile would likely argue there’s still room to grow its customer base following the merger. Its porting ratio between AT&T and Verizon, which measures how many people join T-Mobile from those carriers compared to those leaving T-Mobile for them, is considerably higher than its porting ratio with Sprint. So T-Mobile has an opportunity to keep taking share from the two wireless giants.

Driving that growth is its distribution footprint. T-Mobile is still opening new storefronts in more rural areas to catch up to the expanding wireless network coverage. Management says its stores currently reach about 260 million people, but its wireless network reaches more than 320 million.

Additionally, T-Mobile’s market share in rural markets is still very low — in the single digits. As it expands its network and distribution footprint, that number should move closer to its penetration in urban markets.

Another area in which T-Mobile is relatively underpenetrated is the enterprise segment. That’s a segment dominated by AT&T and Verizon, but T-Mobile is making good progress in taking market share. The improved network should help T-Mobile sell into more enterprises and continue growing share of the extremely valuable market.

Scale is more valuable than price increases

The reason T-Mobile is focusing on scale is because it provides a lot more value for the company than price increases. Scaling the customer base over the last five years has enabled T-Mobile to continually invest in its network, distribution, and sales and provide increased customer value. In turn, those moves allowed it to grow its customer base even further.

Price increases wouldn’t have the same impact. While a price increase would provide capital to invest in the company, it would also have a negative impact on T-Mobile’s ability to retain customers and attract new ones.

Giving up some gross margin today will pay off with higher operating margins in the future. If you compare the EBITDA margins of AT&T and Verizon to T-Mobile’s, it’s clear that scale provides significant margin advantages.

Another wave of growth coming

Another important factor for investors to consider is that T-Mobile could generate another wave of growth by increasing the number of products its customers take.

For example, it can add high-margin revenue by providing service for connected devices like smartwatches. Servicing those devices is generally lower cost, as the marginal increase in cellular usage doesn’t compare to the marginal increase in the average bill for the customer. (Consider that streaming music on a smartwatch, for example, simply replaces streaming on a smartphone.)

T-Mobile has also been vocal about its plans to offer in-home broadband over its 5G network in connection with the release of T-Mobile TV, based on its Layer3 TV acquisition last year. It expects to cover 52% of U.S. zip codes with an in-home broadband offering over the next few years. That could be yet another opportunity to increase revenue per customer without increasing the cost of its service for those that simply want wireless service.

T-Mobile has a lot of growth opportunities ahead of it even after it completes its proposed acquisition of Sprint. And continuing to scale its customer base and adding higher-margin products should enable it to show considerable earnings growth for investors for some time.

Important Additional Information

In connection with the proposed transaction, T-Mobile US, Inc. (“T-Mobile”) has filed a registration statement on Form S-4, which contains a preliminary joint consent solicitation statement of T-Mobile and Sprint Corporation (“Sprint”), that also constitutes a preliminary prospectus of T-Mobile (the “joint consent solicitation statement/prospectus”), and each party will file other documents regarding the proposed transaction with the U.S. Securities and Exchange Commission (the “SEC”). INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. When final, a definitive copy of the joint consent solicitation statement/prospectus will be sent to T-Mobile and Sprint stockholders. Investors and security holders may obtain these documents free of charge from the SEC’s website or from T-Mobile or Sprint. The documents filed by T-Mobile may be obtained free of charge at T-Mobile’s website, at www.t-mobile.com, or at the SEC’s website, at www.sec.gov, or from T-Mobile by requesting them by mail at T-Mobile US, Inc., Investor Relations, 1 Park Avenue, 14th Floor, New York, NY 10016, or by telephone at 212-358-3210. The documents filed by Sprint may be obtained free of charge at Sprint’s website, at www.sprint.com, or at the SEC’s website, at www.sec.gov, or from Sprint by requesting them by mail at Sprint Corporation, Shareholder Relations, 6200 Sprint Parkway, Mailstop KSOPHF0302-3B679, Overland Park, Kansas 66251, or by telephone at 913-794-1091.

Participants in the Solicitation

T-Mobile and Sprint and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of consents in respect of the proposed transaction. Information about T-Mobile’s directors and executive officers is available in T-Mobile’s proxy statement dated April 26, 2018, for its 2018 Annual Meeting of Stockholders. Information about Sprint’s directors and executive officers is available in Sprint’s proxy statement dated June 26, 2018, for its 2018 Annual Meeting of Stockholders, and in Sprint’s subsequent Current Report on Form 8-K filed with the SEC on July 2, 2018. Other information regarding the participants in the consent solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint consent solicitation statement/prospectus and other relevant materials filed with the SEC regarding the transaction when they become available. Investors should read the joint consent solicitation statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from T-Mobile or Sprint as indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements concerning T-Mobile, Sprint and the proposed transaction between T-Mobile and Sprint. All statements other than statements of fact, including information concerning future results, are forward-looking statements. These forward-looking statements are generally identified by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “could” or similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, T-Mobile’s, Sprint’s and the combined company’s plans, objectives, expectations and intentions, and the expected timing of completion of the proposed transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain, or delays in obtaining, required regulatory approvals, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction, or the failure to satisfy any of the other conditions to the proposed transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the parties to terminate the business combination agreement; adverse effects on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results because of a failure to complete the proposed transaction in the anticipated timeframe or at all; inability to obtain the financing contemplated to be obtained in connection with the proposed transaction on the expected terms or timing or at all; the ability of T-Mobile, Sprint and the combined company to make payments on debt or to repay existing or future indebtedness when due or to comply with the covenants contained therein; adverse changes in the ratings of T-Mobile’s or Sprint’s debt securities or adverse conditions in the credit markets; negative effects of the announcement, pendency or consummation of the transaction on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results, including as a result of changes in key customer, supplier, employee or other business relationships; significant transaction costs, including financing costs, and unknown liabilities; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; costs or difficulties related to the integration of Sprint’s network and operations into T-Mobile; the risk of litigation or regulatory actions; the inability of T-Mobile, Sprint or the combined company to retain and hire key personnel; the risk that certain contractual restrictions contained in the business combination agreement during the pendency of the proposed transaction could adversely affect T-Mobile’s or Sprint’s ability to pursue business opportunities or strategic transactions; effects of changes in the regulatory environment in which T-Mobile and Sprint operate; changes in global, political, economic, business, competitive and market conditions; changes in tax and other laws and regulations; and other risks and uncertainties detailed in the Form S-4, as well as in T-Mobile’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements,” as well as in its subsequent reports on

Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.t-mobile.com. Forward-looking statements are based on current expectations and assumptions, which are subject to risks and uncertainties that may cause actual results to differ materially from those expressed in or implied by such forward-looking statements. Given these risks and uncertainties, persons reading this communication are cautioned not to place undue reliance on such forward-looking statements. T-Mobile assumes no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.

The following communication was made available to employees of T-Mobile US, Inc. in connection with the transaction: T-NATION Sprint HQ Meets the Un-carrier Team T-Nation 10/5/2018 Last Friday, T-Mobile leaders held their first joint town hall with Sprint leadership on Sprint’s campus in Overland Park, Kansas. The event was led by our own Un-CEO John Legere and President & COO Mike Sievert, together with Sprint CEO Michel Combes and Executive Chairman and former CEO Marcelo Claure. The town hall was attended and viewed by thousands of Sprint employees. For John and Mike, the trip to Overland Park was more than a chance to add a splash of magenta to Sprint HQ. It was their first opportunity to officially introduce themselves and present to Sprint employees their vision of the companies’ shared future, which they’ve shared with us at T-Mobile. And they made clear that, while both Sprint and T-Mobile each bring a lot of goodness to the merger, the opportunities for the new, combined company - with our shared talents, expertise and network resources - are even greater. John broke down the companies’ ongoing efforts to work through the regulatory process, adding that he’s as optimistic as ever that regulators will agree that our merger with Sprint is pro-consumer and pro-competitive. He noted that the only thing that’s changed now, five months into the approval process, is that some of these regulatory processes are now well underway rather than ahead of us. The event was also a chance for T-Mobile and Sprint leaders to talk about the benefits of the merger for wireless customers and American competitiveness in the future 5G global marketplace. They made clear that only the New T-Mobile will be able to quickly deliver a nationwide 5G network with the capacity and scale to massively accelerate innovation and increase competition in the U.S. And they made the case that the New T-Mobile will supercharge T-Mobile’s pro-consumer Un-carrier strategy. For Americans in rural areas, the New T-Mobile will bring REAL wireless choices and mobile broadband competition for the first time. And the leaders spoke to how the New T-Mobile will create jobs and drive investment in the U.S. John and Mike plan to get together again with T-Mobile employees for our next earnings announcement, where they’ll share all the latest on the deal. In the meantime, get all the latest news and information on the New T-Mobile site on T-Nation or check out T-Mobile’s external site (https:// www.newtmobile.com/) anytime.

Important Additional Information In connection with the proposed transaction, T-Mobile US, Inc. (“T-Mobile”) has filed a registration statement on Form S-4, which contains a preliminary joint consent solicitation statement of T-Mobile and Sprint Corporation (“Sprint”), that also constitutes a preliminary prospectus of T-Mobile (the “joint consent solicitation statement/prospectus”), and each party will file other documents regarding the proposed transaction with the U.S. Securities and Exchange Commission (the “SEC”). INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. When final, a definitive copy of the joint consent solicitation statement/prospectus will be sent to T-Mobile and Sprint stockholders. Investors and security holders may obtain these documents free of charge from the SEC’s website or from T-Mobile or Sprint. The documents filed by T-Mobile may be obtained free of charge at T-Mobile’s website, at www.t-mobile.com, or at the SEC’s website, at www.sec.gov, or from T-Mobile by requesting them by mail at T-Mobile US, Inc., Investor Relations, 1 Park Avenue, 14th Floor, New York, NY 10016, or by telephone at 212-358-3210. The documents filed by Sprint may be obtained free of charge at Sprint’s website, at www.sprint.com, or at the SEC’s website, at www.sec.gov, or from Sprint by requesting them by mail at Sprint Corporation, Shareholder Relations, 6200 Sprint Parkway, Mailstop KSOPHF0302-3B679, Overland Park, Kansas 66251, or by telephone at 913-794-1091. Participants in the Solicitation T-Mobile and Sprint and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of consents in respect of the proposed transaction. Information about T-Mobile’s directors and executive officers is available in T-Mobile’s proxy statement dated April 26, 2018, for its 2018 Annual Meeting of Stockholders. Information about Sprint’s directors and executive officers is available in Sprint’s proxy statement dated June 26, 2018, for its 2018 Annual Meeting of Stockholders, and in Sprint’s subsequent Current Report on Form 8-K filed with the SEC on July 2, 2018. Other information regarding the participants in the consent solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint consent solicitation statement/prospectus and other relevant materials filed with the SEC regarding the transaction when they become available. Investors should read the joint consent solicitation statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from T-Mobile or Sprint as indicated above. No Offer or Solicitation This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. Cautionary Statement Regarding Forward-Looking Statements This communication contains certain forward-looking statements concerning T-Mobile, Sprint and the proposed transaction between T-Mobile and Sprint. All statements other than statements of fact, including information concerning future results, are forward-looking statements. These forward-looking statements are generally identified by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “could” or similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, T-Mobile’s, Sprint’s and the combined company’s plans, objectives, expectations and intentions, and the expected timing of completion of the proposed transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain, or delays in obtaining, required regulatory approvals, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction, or the failure to satisfy any of the other conditions to the proposed transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the parties to terminate the business combination agreement; adverse effects on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results because of a failure to complete the proposed transaction in the anticipated timeframe or at all; inability to obtain the financing contemplated to be obtained in connection with the proposed transaction on the expected terms or timing or at all; the ability of T-Mobile, Sprint and the combined company to make payments on debt or to repay existing or future indebtedness when due or to comply with the covenants contained therein; adverse changes in the ratings of T-Mobile’s or Sprint’s debt securities or adverse conditions in the credit markets; negative effects of the announcement, pendency or consummation of the transaction on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results, including as a result of changes in key customer, supplier, employee or other business relationships; significant transaction costs, including financing costs, and unknown liabilities; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; costs or difficulties related to the integration of Sprint’s network and operations into T-Mobile; the risk of litigation or regulatory actions; the inability of T-Mobile, Sprint or the combined company to retain and hire key personnel; the risk that certain contractual restrictions contained in the business combination agreement during the pendency of the proposed transaction could adversely affect T-Mobile’s or Sprint’s ability to pursue business opportunities or strategic transactions; effects of changes in the regulatory environment in which T-Mobile and Sprint operate; changes in global, political, economic, business, competitive and market conditions; changes in tax and other laws and regulations; and other risks and uncertainties detailed in the Form S-4, as well as in T-Mobile’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements,” as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.t-mobile.com. Forward-looking statements are based on current expectations and assumptions, which are subject to risks and uncertainties that may cause actual results to differ materially from those expressed in or implied by such forward-looking statements. Given these risks and uncertainties, persons reading this communication are cautioned not to place undue reliance on such forward-looking statements. T-Mobile assumes no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.